

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 11, 2018

Bradley C. Barron
President and Chief Executive Officer
NuStar Energy L.P.
19003 IH-10 West
San Antonio, TX 78257

> **Re: NuStar Energy L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 3, 2018**
> **File No. 333-223671**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 001-16417**

Dear Mr. Barron:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our April 12, 2018 letter.

General

1. We note that you have proposed to address various concerns raised in prior comments on your annual report by revising disclosures in future filings. Please ensure that any corresponding disclosures in your registration statement are similarly revised.

The Merger, page 30

Subsequent Events, page 36

2.   We note that Baird presented an updated financial analysis of the proposed merger to the NSH Conflicts Committee on April 26, 2018. Please disclose the substance of such analysis, including discounted cash flow analysis, discounted distribution analysis and selected public company comparables analysis, and discuss any material differences with the financial analysis presented to the NSH Conflicts Committee on February 7, 2018.

Opinion of the NSH Conflicts Committee's Financial Advisor, page 47

Discounted Cash Flow Analysis, page 50

3.   Please revise your disclosure to define and quantify the unlevered free cash flows used in this analysis.

Where You Can Find More Information, page 138

4.   Please amend your registration statement to incorporate by reference the Form 10-Q filed on May 8, 2018. In addition, please ensure you incorporate by reference each specific filing made pursuant to the Exchange Act prior to requesting acceleration of the effectiveness of this registration statement or state that all such filings filed after "the date of the initial registration statement and prior to effectiveness" will be incorporated by reference. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Exhibit 8.1

5.   We note your revisions in response to prior comment 10. Please have counsel revise the tax opinion filed as Exhibit 8.2 to opine on the material tax consequences of the offering. For guidance, see Section III.C.2 of Staff Legal Bulletin 19.

Form 10-K for Fiscal Year Ended December 31, 2017

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis, page 41

Trends and Outlook, page 52

6.   We note your response to prior comment 13, explaining that your accounting for hurricane damage in the third quarter of 2017 relates to assets you identified as being destroyed or damaged beyond repair, and that a $79 million gain for insurance proceeds received during the first quarter of 2018 was recognized in advance of remaining repairs because it is nonrefundable and is not contingent.

We note that you have not indicated any accrual was made for assets which had damage that would be repaired, although you have disclosed that you expect repairs of such assets to continue into 2020. Tell us how you considered the nature, extent and cost of these repairs in evaluating the need for an accrual of probable loss in accordance with FASB ASC 450-20-25-2.

Please describe and quantify the repairs that you have completed or expect to complete to fully repair hurricane damage to the assets underlying your insurance claims and recoveries that were not destroyed or damaged beyond repair.

Critical Accounting Policies, page 61

7.   We have read your response to prior comment 14 and believe that you should further revise your disclosure about the critical accounting aspects of your impairment testing to address specific material implications of uncertainties associated with the methods, assumptions and estimates, as reflected in your financial statements.

Closing Comments

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Bradley C. Barron
NuStar Energy L.P.
May 11, 2018
Page 4

You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Karina V. Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: George J. Vlahakos, Esq.
        Sidley Austin LLP